June 28, 2010

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C 20549-4631

Re : Innophos Holdings, Inc. (File No. 1-33124)

Dear Ms. Long:

This letter acknowledges receipt of your letter dated June 17, 2010 addressed to Mr. Randolph Gress, Chief Executive Officer of Innophos Holdings, Inc. (the “Issuer”), which has been referred to me for response.

In addressing the comments made by the Staff in your letter, we have responded to them in the order in which they were rendered.  Below we have set forth the full text of each Staff comment and, immediately after each, the responses made by the Issuer.

We note that the Staff comments received in your letter were directed at our definitive proxy statement used in connection with our 2010 Annual Meeting of Stockholders held on June 11, 2010.  The Issuer’s next regularly scheduled meeting of stockholders will not occur until 2011.  Proxy materials for that meeting are not expected to be prepared for another 10 months.  Accordingly, while we have attempted (as requested), to show what revisions in our next set of proxy materials will look like, the responses made herein represent the Issuer’s proposed disclosures and other information based on the facts and circumstances pertaining to the subject matter of each disclosure known to the Issuer on the date of this letter. Changes in facts or circumstances occurring after the date hereof and prior to the date our 2011 proxy materials are filed may necessitate changes in our responses.

We have the following responses to the comments delivered in your letter:

Compensation Discussion and Analysis, page 28

  We note that you benchmark elements of your executive compensation.  In future filings, please disclose the target percentile, such as the market median, for each element of compensation and total compensation for each named executive officer, and also disclose where actual executive compensation amounts fall relative to benchmarked levels.  In addition, to the extent amounts fall significantly above or below benchmarked amounts, please discuss the reason for such variance.  Further, clearly explain what you mean when using the term “market-competitive level” in describing the various components of compensation.  Please show us in your supplemental response what the revisions will look like.

ISSUER RESPONSE:

            In response to this comment, the Issuer respectfully calls to the Staff’s attention that the Compensation Discussion and Analysis description of “market competitive levels” first appearing on page 26 of the 2010 proxy statement (in the discussion of base salaries and then as related to other compensation components) was intended to be read back to, and in the context of, the introductory discussion on page 23 under “Compensation Philosophy and Objectives—Philosophy.”  In that section, the following disclosures were made:

“1. Our compensation programs should pay approximately at or above the competitive labor market averages if company performance meets or exceeds business targets.”

“2. Our base pay rates will be targeted at or approximately the median of selected peer groups…”

“3. Short-term (annual) incentive compensation targets are also aimed at the median of the selected peer group….”

“4…..The level of equity based awards will be targeted at the median of selected peer group(s) in the marketplace (setting forth the long-term incentive approach).”

Please note that, following such disclosures, the peer group component members were then identified on page 25 under “Setting Compensation.”

Salary Component

            With respect to the review of compensation components, the Issuer already has disclosed under “Base Salary” on page 26 that “…. ranges are designed so that salary opportunities for a given position will be approximately (within +/- 10%) of [sic] [1] the market median established …. for each position.”  Following that disclosure, the Issuer discussed in the next paragraph the annual survey for the Named Executive group and its review of, and adjustment to, base salaries based on the deviation from an “acceptable range centering on the peer group(s) in the marketplace” (i.e. the philosophy referred to above related to the particular peer group members).

            Thus, for 2009, the Issuer disclosed that adjustments of 9.6% and 4.5% were granted to Messrs. Gress and Farran, respectively, which adjustments “moved their base salaries up to the competitive market position.”  Likewise, the comparable exercise for the other Named Executives was disclosed to have required no adjustments relative to market.  Therefore, with respect to Messrs. Gress and Farran, based on the Issuer’s disclosures in the same CD&A, it can be understood that, as concerned salary, if the goals were to adjust based on the median of the peer group and that a 10% range from the median was acceptable, Messrs. Gress and Farran fell short of the median range by the disclosed percentages.

            Thus, the Issuer believes its existing narrative disclosures on base salary not only indicate what the target percentile should be relative to “competitive” market levels (i.e. the benchmarks), but also where each executive who received an adjustment on that basis (two out of six for 2009) stood.

[1] Assuming it remains the case, the text will be corrected in the 2011 proxy statement to read “approximately (within +/- of) the market median…”

STIP Component

            As for the short-term compensation component, on page 27, the Issuer disclosed for each Named Executive, that person’s target bonus as a percentage of base salary.  Again, the Issuer believes stockholders who utilize the proxy statement to make voting decisions can easily read this back to the earlier disclosed goal on page 23 (“…short-term (annual) incentive compensation targets are also aimed at the median of the selected peer group”). Thus, the “target percentage” (of base salaries) shown in the table on page 27 expresses for each Named Executive (for example, 45% for Mr. Calvarin) the Issuer’s setting of targets relative to the noted benchmark. To appreciate that 45% has been established with reference to the benchmark does not and should not, in the Issuer’s view, require disclosure of the exact benchmark amount or percentage.

            On pages 28 and 29, the Issuer disclosed its computation of 2009 short-term incentives in great detail, as well as scoring results and supporting achievements. Following that disclosure, the summary STIP table on page 29 set forth, not only the absolute dollars earned by each Named Executive, but also how the short-term award actually earned for 2009 compared to the percentage of target and percentage of base salary (first disclosed on page 27).  Thus, based on the enterprise financial results and personal achievements, Mr. Calvarin, for example, received 204% of his target percentage, which amounted to 92% of his base salary from the short-term program. As explained in the narrative preceding the table on page 29, each Named Executive got the final result disclosed in the table by working through the equation set forth on page 28 for that individual. (As noted in response to Staff comment #4, the Issuer has undertaken to augment the table on page 29 for 2011 with the complete STIP calculation for each Named Executive.)

LTI Component

            Likewise, the long-term incentive disclosures beginning on page 30 must be read back to the Compensation Committee’s introductory goal for that component (“the level of … awards will be targeted at the median of selected peer group(s) in the marketplace”).  Taking into account that connection, which the Issuer also believes stockholders can make in the same manner as salary and STIP components, the Issuer disclosed its LTI vehicles for 2009, their mixture, targets, measures and achievements.  Following those disclosures, in the table on page 31, the Issuer then quantified its 2009 LTIP awards, disclosing them as a percentage of base salary for each Named Executive (for example, a 2009 award to Mr. Feuerbach that was equal to 36% of his base salary, mixed 50-50 in option and performance share values).  The percentage of base salary again reflects setting a target for this component in light of the “median” level that serves as the guide.

Additional Considerations Regarding Component Comparisons

            Based on the foregoing, the Issuer believes its existing disclosures already were responsive in all material respects to this comment and that it should have the choice and flexibility of formatting as to how they may be expressed.  The Issuer believes no useful purpose is served by providing the exact market level or percentage for each Named Executive’s position for each compensation component (sourced from the peer group) and, instead, that such kinds of disclosures potentially are counterproductive in the Issuer’s dealing with executives on compensation matters. Such matters are highly individual, have relativity among components, and involve a need for flexibility on the part of the Issuer and the employee.  The Issuer is responsible for the material accuracy of the disclosures in the proxy statement. That being said, it believes it should not have to risk interfering with administration of its executive compensation programs to provide essentially validating data that is of no additional practical assistance to stockholders in an informed voting process.

            Finally, there is the nature of the benchmark data itself. Data concerning the compensation components is derived from annual surveys conducted by the benefits consultants to the Issuer’s Compensation Committee.  In practice, not only do peers in the survey change, but, particularly in short and long-term components, variations in data from one year to the next relating to benchmark comparators are not uncommon.  Although these are reviewed and considered by the Committee (involving weighing and judgment), the Issuer believes that disclosing them without nuanced discussion on each point and/or individual likely would create confusion or misunderstanding for stockholders. On the other hand, granular narrative adequate to avoid confusion will degrade the readability of an already lengthy CD&A. [2]

Short-term (Annual) Incentive Compensation, page 27

  In any future filings in which you use adjusted EBITDA as the C Factor performance measure, please disclose the actual EBITDA amount and how the amount was calculated, including the “unusual items” adjusted for in calculating the adjusted EBITDA amount.  Please show us in your supplemental response what the revisions will look like.

ISSUER RESPONSE:

            In response to this comment, the Issuer respectfully calls the Staff’s attention to Proposal 3 in the 2009 proxy statement, the submission for approval of a new 2010 Executive, Management and Sales Incentive Plan (the “2010 STIP”).  The 2010 STIP was designed to replace the plan discussed in the CD&A for 2009.  As set forth on page 19 of the proxy statement, the following disclosures appear:

“While the 2009 STIP and its predecessor plans operated using only the financial parameter of an adjusted EBITDA, the 2010 STIP has been structured so that the performance parameters on which targets are selected may vary from year to year as selected by the Compensation Committee…For the initial plan year of the 2010 STIP, the performance parameters of the plan will be based 90% on “earnings per share” (EPS) and 10% on “free cash flow” (FCF), in each case as defined in or pursuant to the 2010 STIP.”

            On June 11, 2010, as reported, the Issuer’s stockholders approved the 2010 STIP. Accordingly, adjusted EBITDA no longer will be used as a company performance measure for the short-term incentive.  Should it ever be so used again, the Issuer will disclose in any applicable future proxy statement the details of any “unusual” items that are adjusted for in the EBITDA calculation (or adjustments to any other financial measures employed).  As we point out in the response to comment #4, EPS and FCF for the first year of the 2010 STIP are to be derived directly from the financial statements with no adjustments.

[2] For 2009, the Issuer had six persons in the NEO group (and not all NEOs were compared to the same peers in the survey).  Specific disclosure of the benchmark reference points for each person and how each compared to the compensation component reference point in the relevant peer group could result in having to discuss a dozen or more deviations, obscuring the more important elements in the CD&A.

Short-term (Annual) Incentive Compensation, page 27

  We note your disclosure in the fifth paragraph on page 28 in which you state that below target achievements with respect to the P Factor may result in payouts between 0% and 99% of the P Factor portion of the bonus award.  Given the wide range of payout possibilities in this case, in future filings please indicate how you determine the exact P Factor percentage payout when the NEO fails to achieve target performance.  For example, please indicate the circumstances under which you would consider awarding a 99% payout versus a 25% payout.  Please show us in your supplemental response what the revisions will look like.

ISSUER RESPONSE:

            In response to this comment, the Issuer respectfully advises the Staff that below target achievement with respect to the P Factor is determined by the percent achievement of objectives that have been completed.  The result is scored by the same methodology already disclosed in the CD&A.

            For example, (to simplify) if the objective was the development of two separate business strategies for growth and the NEO completed this activity for only one, the score might be 50% (if the two projects were equally weighted in importance).  If one were completed and the second partially completed, the score might be 75%.  A 99% payout of the P Factor would indicate almost total completion of goals in a manner meeting the expectations of the CEO and/or the Board.  Conversely, a 25% payout would indicate that only one-fourth of the objectives had been completed, or that what was done failed substantially in meeting the standards for performance expected for that NEO.  Although in adverse circumstances outside the normal course it could happen, it would be highly unusual for scores below 60% to occur-- given the care with which objectives are chosen, how they are monitored in the course of the year, and the Issuer’s experience with Named Executives that are high achieving and results-driven individuals.

            As disclosed in the 2010 materials and for prior years, the Issuer’s historic pattern for P Factors generally has been in the 90 to 120% range with scores over 100% representing achievement that exceeded the stated objective or the standards of performance. Nevertheless, scores down to 0% are possible in theory.

            To address the specific sentence questioned by the Staff’s comment, the Issuer will revise that sentence for its 2011 materials to read as follows:

“Achievement below target may result in payout between 0 and 99% of the ‘P Factor’ portion depending on the percentage achievement of the individual objectives by the scoring methods used for the STIP.”

Short-term (Annual) Incentive Compensation, page 27

  We note the disclosure in the table on page 29 regarding the actual payouts.  In future filings, please revise to clearly illustrate how you calculated the actual payouts.  Please show us in your supplemental response what the revisions will look like.

ISSUER RESPONSE:

            In response to this comment, the Issuer respectfully advises the Staff that the table on page 29 was intended to serve as a summary of the calculations of the formula for STIP awards already set forth on page 28 as applied to each NEO after disclosure of specific scores and narrating individual achievements (on page 29).  The Issuer believes the table and the preceding narrative already were clear as to how the actual payouts were calculated.

            Nevertheless, for the 2011 proxy statement, the Issuer, in response to this comment, will show the calculations for the STIP in greater detail for each individual NEO as a replacement for the current table on page 29.  As previously indicated, in the formula preceding the revised table, the C factor applicable to 2011 will have been changed to be 90% from EPS and 10% from FCF (both EPS and FCF will be derived directly from the Issuer’s financial statements previously circulated before the 2011 Annual Meeting).  The P Factor objective attainment and scores will have been stated in the 2011 CD&A preceding the augmented table, which the Issuer proposes to insert in the form as set forth below:

CALCULATION OF 2010 STIP AWARDS

Name/Position	Base Salary used to calculate STIP (in dollars)	Target %	Weighted C Factor Results	Weighted P Factor Results	STIP Award (in dollars)	STIP Award as % of Base Salary
PEO
PFO
NEO
NEO
NEO

Long Term Incentives, page 30

  You state in the last paragraph that you achieved above target financial performance.  In future filings, please disclose the actual ROIC for each year in the performance cycle.  Please show us in your supplemental response what the revisions will look like.

ISSUER RESPONSE:

            In response to this comment, the Issuer will provide additional disclosure of the interim achievement of the LTI goals in addition to, or in substitution for, the narrative which the Staff has noted on page 30.

            The Issuer will, with respect to each open cycle for which multi-year average performance is disclosed for each level, give the annual and cumulative achievement such as the following table (as it would have appeared in the 2010 Annual Meeting Proxy Statement and effectively confirming the “above target” performance statement noted by the Staff):

ROIC AVERAGE PERCENTAGE GOALS AND ACHIEVEMENTS

Average Achievement Goals	Years in Cycle	Threshold	Target	Maximum
2007 Grant*	3	10.15	11.01	12.95
2008 Grant*	3	11.96	13.01	15.37
2009 Grant	3	11.73	13.05	17.49

* Grants made in different years covering same three year cycle, 2008, 2009 and 2010.

Actual Performance	Year 1	Year 2	Year 3	Cumulative Average
2007 Grant	61.1	29.0		45.05
2008 Grant	67.7	33.2		50.45
2009 Grant	20.8			20.8

The Issuer re-confirms the matters set forth in the penultimate paragraph of its response letter to the Staff dated April 12, 2010.

            Please contact the undersigned directly at (609) 366-1223, or Wilma Harris, Vice President –Human Resources at (609) 366-1239 in the event the Staff requires any additional information or wishes to discuss our responses further.

                                                                                    Very truly yours,

                                                                                    Deputy General Counsel

cc:        Randolph Gress

            Wilma Harris